OneConnect Financial Technology Co., Ltd.

December 12, 2019

VIA EDGAR

Brittany Ebbertt

Craig Wilson

Mitchell Austin

Jan Woo

Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	OneConnect Financial Technology Co., Ltd. (CIK No. 0001780531)
Registration Statement on Form F-1 (File No: 333-234666)
Registration Statement on Form 8-A (File No. 001-39147)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, OneConnect Financial Technology Co., Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the Registration Statement become effective at 4:00 p.m., Eastern Standard Time on December 12, 2019, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering the American depositary shares representing ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Cleary Gottlieb Steen & Hamilton LLP.

The Company understands that Morgan Stanley & Co. LLC, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC, Ping An of China Securities (Hong Kong) Company Limited, BofA Securities, Inc. and HSBC Securities (USA) Inc., on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

The Company hereby acknowledges the following:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

OneConnect Financial Technology Co., Ltd.

By:	/s/ Wangchun Ye
Name: Wangchun Ye
Title: Chairman of the Board of Directors and Chief Executive Officer